Exhibit 21.1

As of December 31, 2025, the Company’s subsidiaries are as follows:

	Date of	Place of	Percentage
	acquisition/	establishment/	of legal
	registration	incorporation	ownership
Subsidiaries:
Chaince Securities, Inc.	April 12, 2023	United States	100%
Chaince Securities, LLC	December 6, 2024	United States	100%
Ucon Capital (HK) Limited	May 21, 2019	Hong Kong	100%
Chaince (Shenzhen) Consulting Co., Ltd.	July 23, 2025	China	100%
Mercurity Fintech Technology Holding Inc.	July 15, 2022	United States	100%
*Aifinity Base Limited	February 5, 2025	Hong Kong	51%

*	Note: Aifinity Base Limited has not actually engaged in any business activities and has been undergoing the process of deregistration.